Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Between

FBR & CO.

and

B. RILEY FINANCIAL, INC.

Dated as of February 17, 2017

Exhibit 2.1

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ARTICLE IV

Representations and Warranties of the Company

4.1.	Organization, Good Standing and Qualification	11
4.2.	Capital Structure	13
4.3.	Corporate Authority; Approval and Fairness	14
4.4.	Governmental Filings; No Violations; Certain Contracts, Etc.	15
4.5.	Company Reports; Financial Statements; Internal Controls	16
4.6.	Absence of Certain Changes	18
4.7.	Litigation and Liabilities	19
4.8.	Employee Benefits	19
4.9.	Labor Matters	21
4.10.	Compliance with Laws; Licenses	21
4.11.	Takeover Statutes	22
4.12.	Environmental Matters	22
4.13.	Tax Matters	23
4.14.	Intellectual Property	25
4.15.	Insurance	26
4.16.	Company Material Contracts	26
4.17.	Properties	28
4.18.	Broker-Dealer Matters	29
4.19.	Data Protection and Privacy	31
4.20.	Brokers and Finders	32
4.21.	Indebtedness	32
4.22.	Reorganization	32
4.23.	No Other Representations or Warranties; Non-Reliance	32

ARTICLE V

Representations and Warranties of Parent

5.1.	Organization, Good Standing and Qualification	33
5.2.	Capital Structure of Parent	35
5.3.	Corporate Authority	35
5.4.	Governmental Filings; No Violations; Certain Contracts, Etc.	36
5.5.	Parent Reports; Financial Statements; Internal Controls	37
5.6.	Absence of Certain Changes	39
5.7.	Litigation and Liabilities	39
5.8.	Compliance with Laws; Licenses	39
5.9.	Broker-Dealer Matters	40
5.10.	Takeover Statutes	42
5.11.	Brokers and Finders	42
5.12.	Reorganization	42
5.13.	No Other Representations or Warranties; Non-Reliance	42

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ARTICLE VI

Covenants

6.1.	Interim Operations	43
6.2.	Acquisition Proposals; Change of Recommendation	48
6.3.	Joint Proxy/Prospectus Filing; Information Supplied	52
6.4.	Stockholders Meetings	53
6.5.	Cooperation; Efforts to Consummate	54
6.6.	Status; Notifications	55
6.7.	Information; Access and Reports	56
6.8.	Stock Exchange and Delisting	57
6.9.	Publicity	57
6.10.	Employee Benefits	58
6.11.	Taxation	60
6.12.	Expenses	60
6.13.	Indemnification; Directors’ and Officers’ Insurance	60
6.14.	Takeover Statutes	61
6.15.	Pre-Closing Dividends	61
6.16.	Section 16 Matters	63
6.17.	Shareholder Litigation	63
6.18.	Change of Method	64

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	64
7.2.	Conditions to Obligations of Parent	65
7.3.	Conditions to Obligation of the Company	66

ARTICLE VIII

Termination

8.1.	Termination	67
8.2.	Effect of Termination and Abandonment	68

ARTICLE IX

Miscellaneous and General

9.1.	Survival	70
9.2.	Amendment; Waiver	70
9.3.	Counterparts	70

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9.4.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	71
9.5.	Specific Performance	71
9.6.	Notices	72
9.7.	Entire Agreement	73
9.8.	Third Party Beneficiaries	73
9.9.	Fulfillment of Obligations	74
9.10.	Definitions	74
9.11.	Severability	74
9.12.	Interpretation; Construction	74
9.13.	Successors and Assigns	75

Annex A Defined Terms		A-1

Exhibit A                Form of Company Voting Agreement

Exhibit B                Form of Parent Voting Agreement

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of February 17, 2017, is by and between FBR & Co., a Virginia corporation (the “Company”) and B. Riley Financial, Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, the Company shall merge with and into Parent (the “Merger”), with the Parent surviving the Merger, pursuant to and in accordance with the provisions of the Virginia Stock Corporation Act (the “VSCA”) and the General Corporation Law of the State of Delaware (the “DGCL”) and this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and holders of shares (other than Parent and its Subsidiaries) of the Company’s common stock, par value $0.001 per share (“Company Common Stock”), and (iii) resolved to recommend that the holders of shares of Company Common Stock approve the Merger and adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance (the “Share Issuance”) of the Parent’s common stock par value $0.0001 per share (the “Parent Common Stock”), upon the terms and conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and the holders of shares (other than the Company and its Subsidiaries) of Parent Common Stock and (iii) resolved to recommend that the holders of shares of Parent Common Stock approve the Share Issuance and the Merger and adopt this Agreement;

WHEREAS, prior to the Closing, the Company will pay the Pre-Closing Dividend as provided in Section 6.15;

WHEREAS, by virtue of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the holders of shares of Company Common Stock shall receive the Parent Common Stock as more particularly set forth in this Agreement;

WHEREAS, it is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain officers and directors of the Company, are entering into a voting agreement, substantially in the form as Exhibit A to this Agreement, with Parent (each a “Company Voting Agreement”) in connection with the Merger and the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, certain officers and directors of Parent, are entering into voting agreements, substantially in the form of Exhibit B to this Agreement, with the Company (each a “Parent Voting Agreement”, together with the Company Voting Agreements, the “Voting Agreements”) in connection with the Merger; and

WHEREAS, the Company and Parent desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement and in the Voting Agreement, the parties agree as follows:

ARTICLE I

The Merger

1.1.    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time the Company shall be merged with and into Parent in accordance with the VSCA and DGCL, and the separate corporate existence of the Company shall thereupon cease. Parent shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in this Agreement and in the applicable provisions of the VSCA and DGCL.

1.2.    Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California 90067 at 9:00 a.m. on the first Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “Business Day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of Los Angeles, the banks in the City of New York, the Department of State of the State of Delaware or the State Corporate Commission of the Commonwealth of Virginia is required or authorized by Law to close.

1.3.    Effective Time. As soon as practicable following, and on the date of, the Closing, the Company and Parent will (i) cause Articles of Merger (the “Articles of Merger”) to be executed and filed with the State Corporation Commission of the Commonwealth of Virginia as provided in Section 13.1-720 of the VSCA, (ii) cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 252 of the DGCL and (iii) take such other and further actions as may be necessary or required by applicable Law to consummate and to make effective the Merger. The Merger shall become effective on the date on which the last of the following actions shall have been completed: (i) the Certificate of Merger is issued by the State Corporation Commission of the Commonwealth of Virginia, (ii) the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or (iii) in either case, at such later time the parties agree that the Merger shall become effective on the Closing Date at the actual time of the filing of both the Articles of Merger and the Certificate of Merger, or at such later time as may be agreed by the parties in writing and specified in the Articles of Merger and the Certificate of Merger (the “Effective Time”).

1.4.    The Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of Parent as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or by applicable Law.

1.5.    The Bylaws of the Surviving Corporation. The bylaws of Parent as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

1.6.    Directors of the Surviving Corporation. At or prior to the Effective Time, the Parent Board shall cause the number of directors that will comprise the full board of directors of the Surviving Corporation from and after the Effective Time to be eight. Of the members of the board of directors of the Surviving Corporation from and after the Effective Time, seven shall be the directors of Parent as of immediately prior to the Effective Time, and one shall be a current director of the Company designated by the Company, subject to the approval of Parent’s Corporate Governance Committee (such approval not to be unreasonably withheld).

1.7.    Officers of the Surviving Corporation. Unless otherwise determined by Parent prior to the Effective Time, the officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

Merger Consideration; Effect of the Merger on Capital Stock

2.1.    Merger Consideration; Conversion of Shares Company Common Stock.

.

(a)    At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any Company Restricted Shares that vest on or prior to the Effective Time) other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into, and become exchangeable for 0.671 (the “Exchange Ratio”) shares of Parent Common Stock (such number of shares of Parent Common Stock, the “Merger Consideration”).

(b)    For the purposes of this Agreement, “Excluded Shares” means shares of Company Common Stock owned by Parent or any other direct or indirect wholly owned Subsidiary of Parent and shares of Company Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company.

2.2.    Conversion of Shares of Company Common Stock. As a result of the Merger and without any action on the part of the holder of any capital stock of the Company, all of the Eligible Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3.

2.3.    Cancellation of Excluded Shares. Each Excluded Share shall, as a result of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

2.4.    Treatment of Company Equity Awards and Investor Option.

(a)    Treatment of Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Option”) under the Stock Plan shall vest and, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into a number of shares of Parent Common Stock equal to the quotient (rounded down to the nearest whole number) of (i) the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (B) the Company Option Spread, divided by (ii) the Parent Share VWAP. For the avoidance of doubt, any Company Option which has an exercise price per share of Company Common Stock that is greater than or equal to the Final Company Pre-Dividend Price shall be cancelled at the Effective Time for no consideration or payment. The “Final Company Pre-Dividend Price” equals the closing price of a share of Company Common Stock on the Trading Day immediately prior to the Trading Day on which the Company Common Stock trades ex-dividend with respect to the Per Share Pre-Closing Dividend, or if the Company Common Stock does not ever trade ex-dividend, on the Trading Day immediately prior to the Effective Time (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source mutually selected by Parent and the Company). The “Company Option Spread” means the Final Company Pre-Dividend Price minus the exercise price per share of Company Common Stock of the applicable Company Option prior to the Effective Time. “Trading Day” shall mean any day on which shares of Parent Common Stock are traded on the NASDAQ Stock Market (the “NASDAQ”). The “Parent Share VWAP” shall mean the volume weighted average price of a share of Parent Common Stock for a ten (10) Trading Day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second to last Trading Day prior to the Closing Date, as reported by Bloomberg.

(b)    Company Restricted Shares. At the Effective Time, each outstanding share of restricted stock (a “Company Restricted Share”) granted under the Stock Plan shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted share of Company Common Stock and shall be converted into (i) a number of restricted shares of Parent Common Stock (each, a “Parent Restricted Share”) equal to the Exchange Ratio (rounded to the nearest whole number) and (ii) a Pre-Closing Dividend Right. Except as specifically provided above, following the Effective Time, each such Parent Restricted Share and Pre-Closing Dividend Right shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the corresponding Company Restricted Share immediately prior to the Effective Time. A “Pre-Closing Dividend Right” is the right to receive a cash payment equal to the Per Share Pre-Closing Dividend (multiplied, in the case of Company RSUs and Company PSUs, by the number of shares of Company Common Stock subject to such Company RSU or Company PSU, determined in accordance with Section 2.4(c) or Section 2.4(d), as applicable).

(c)    Company RSUs. At the Effective Time, each outstanding restricted stock unit (a “Company RSU”) granted under the Stock Plan, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into (i) a restricted stock unit denominated in shares of Parent Common Stock (a “Parent Stock-Based RSU”) and (ii) a Pre-Closing Dividend Right. The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU and Pre-Closing Dividend Right shall continue to be governed by the same terms and conditions (including vesting terms and taking into account any accelerated vesting occurring as of the Effective Time) as were applicable to the applicable Company RSU immediately prior to the Effective Time.

(d)    Company PSUs. At the Effective Time, each outstanding performance stock unit (a “Company PSU”) under the Stock Plan, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Company Common Stock and shall be converted into (i) a Parent Stock-Based RSU and (ii) a Pre-Closing Dividend Right. The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (x) the greater of (A) the number of shares of Company Common Stock subject to the Company PSU that would be earned based on the Company’s actual performance for the most recently completed fiscal quarter prior to the Effective Time, as reasonably determined by the compensation committee of the Company Board (the “Company Compensation Committee”), and (B) the level of achievement resulting in 50% of the number of shares of Company Common Stock subject to the Company PSU being earned , multiplied by (y) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU and Pre-Closing Dividend Right shall continue to be governed by the same terms and conditions as were applicable to the applicable Company PSU immediately prior to the Effective Time, except that performance-based vesting conditions will no longer apply to such Parent Stock-Based RSU and Pre-Closing Dividend Right.

(e)    Investor Option. At the Effective Time, each outstanding option to purchase a share of Company Common Stock (an “Investor Option”) granted under the Stock Option Agreement, dated as of June 5, 2013, by and between the Company and the investor that is a party thereto, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into an option (a “Parent Option”) to purchase (i) that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Investor Option immediately prior to the Effective Time multiplied by (B) the Pre-Closing Dividend Adjustment Ratio multiplied by (C) the Exchange Ratio, (ii) at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Common Stock of such Investor Option divided by (B) the Pre-Closing Dividend Adjustment Ratio divided by (C) the Exchange Ratio. Except as otherwise provided in this Section 2.4(e), each such Parent Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Investor Option immediately prior to the Effective Time. The “Pre-Closing Dividend Adjustment Ratio” means a fraction, the numerator of which is the Final Pre-Dividend Price and the denominator of which is the excess of the Final Pre-Dividend Price over the Per Share Pre-Closing Dividend.

(f)    Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options, Company Restricted Shares, Company RSUs and Company PSUs (the “Company Equity Awards”) pursuant to Section 2.4(a) through Section 2.4(d).

(g)    Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Parent Restricted Shares and Parent Stock-Based RSUs in accordance with this Section 2.4. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable under Parent Restricted Shares and Parent Stock-Based RSUs, Parent shall file a post-effective amendment to the Form S-4 or registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to Parent Restricted Shares and Parent Stock-Based RSUs and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Restricted Shares and Parent Stock-Based RSUs remain outstanding.

2.5.    Tax Consequences of the Merger. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

ARTICLE III

Delivery of Merger Consideration; Procedures for Surrender

3.1.    Exchange Agent. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with a nationally recognized financial institution selected by Parent with the Company’s prior approval (which approval shall not be unreasonably conditioned, withheld or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (i) an aggregate number of shares of Parent Common Stock to be issued in uncertificated form or book-entry form and (ii) an aggregate amount of cash sufficient, in each case, for the Exchange Agent to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 2.1 and Section 3.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares and cash in lieu of any fractional shares payable pursuant to Section 3.5 (such amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1, together with the shares of Parent Common Stock and cash in lieu of any fractional shares payable pursuant to Section 3.5, being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.5 shall be promptly returned to Parent. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Eligible Shares to receive the Merger Consideration as provided in this Agreement. Parent shall promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations.

3.2.    Procedures for Surrender.

(a)    Promptly after the Effective Time (and in any event within five Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Eligible Shares that are (a) Certificates or (b) Book-Entry Shares not held through The Depositary Trust Company (“DTC”) notice advising such holders of the effectiveness of the Merger, including (i) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.7) or transfer of the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Parent desires with prior approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates) or transferring the Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor and dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to Book-Entry Shares held through held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 11:30 a.m. (New York Time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor and dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(b)    Upon surrender to the Exchange Agent of Eligible Shares that are Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 3.7) or that are Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of Book-Entry Shares, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Shares held through DTC, in accordance with DTC’s customary procedures and such other procedures as agreed by the Company, Parent, the Exchange Agent and DTC, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (x) that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Article II and (y) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (A) any cash in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article III.

(c)    No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares, and any Certificate or ledger entry relating to Book-Entry Shares formerly representing shares of Company Common Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(d)    In the event of a transfer of ownership of certificated Eligible Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Eligible Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

3.3.    Distributions with Respect to Unexchanged Shares of Company Common Stock; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Eligible Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.7) or Book-Entry Share is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following such surrender, there shall be issued and/or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender. Holders of record of unsurrendered Eligible Shares formerly representing shares of Company Common Stock shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates or Book-Entry Shares, regardless of whether such holders have surrendered for exchange their Certificates or Book-Entry Shares.

3.4.    Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

3.5.    Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional shares of Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 shall be aggregated and rounded to the nearest thousandth when expressed in decimal form. Any holder of Eligible Shares otherwise entitled to receive a fractional share of Parent Common Stock but for this Section 3.5 shall be entitled to receive a cash payment (rounded to the nearest cent), which payment shall be determined by multiplying (i) the average of the per share closing prices of Parent Common Stock on the NASDAQ (as reported in The Wall Street Journal (Northeast edition) or, if not reported thereby, another authoritative source) for twenty full Trading Days ending on the fifth Business Day prior to the Closing Date by (ii) the fraction of the share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder otherwise would be entitled to receive pursuant to Section 2.1. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6.    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed by the 180th calendar day after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of any shares of Parent Common Stock of such shareholders and payment of any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 2.1, Section 3.3 and Section 3.5, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

3.7.    Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

3.8.    Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, such withheld amounts (i) shall be timely remitted by Parent to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

3.9.    Appraisal Rights. In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to holders of shares of Company Common Stock in connection with the Merger.

3.10.    Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article VIII, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration, the Final Company Pre-Dividend Price, the Pre-Closing Dividend Right and any similarly dependent items shall be equitably adjusted to provide the holders of shares of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration, the Final Company Pre-Dividend Price, the Pre-Closing Dividend Right or other similarly dependent item. Nothing in this Section 3.10 shall be construed to permit the Company to take any action except to the extent consistent with, and not otherwise prohibited by, this terms of this Agreement.

ARTICLE IV

Representations and Warranties of the Company

Except as (i) set forth in the Company Reports filed with or furnished to the SEC (including the exhibits and other information incorporated therein) after January 1, 2014 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent that:

4.1.    Organization, Good Standing and Qualification.

(a)    The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement. The Company has provided or otherwise made available to Parent prior to the date of this Agreement true, complete and correct copies of the Company’s articles of incorporation and bylaws, each as amended to the date of this Agreement, and true, complete and correct copies of its Subsidiaries’ articles of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as made available to Parent is in full force and effect. Section 4.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.

(b)    As used in this Agreement, the term:

(i)    “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

(ii)    “Company Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall be deemed to constitute a Company Material Adverse Effect:

(A)    effects resulting from the worsening of geopolitical conditions or changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States or any jurisdiction in which the Company or any of its Subsidiaries operate or in which any of the Company’s or any of its Subsidiaries products or services are sold;

(B)    changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate, including changes in Laws affecting such industries;

(C)    any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with Governmental Entities, SROs, customers, clearing brokers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, independent contractors, business associates or similar relationship that were primarily the result of the entry into, announcement, pendency or performance of the transactions contemplated by this Agreement;

(D)    changes in United States generally accepted accounting principles (“GAAP”) or in any Law of general applicability after the date of this Agreement;

(E)    any failure by the Company to meet any financial projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect;

(F)    a decline in the market price, or change in trading volume, of the shares of Company Common Stock on the NASDAQ; provided that the exception in this clause (F) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect;

(G)    any acts of terrorism, sabotage or wars, acts of God, natural disasters, weather conditions or other calamities; or

(H)    any action taken by the Company with Parent’s consent or any action taken by the Company that the Company was required to take pursuant to the terms of this Agreement (other than actions required pursuant to the first sentence of Section 6.1(a));

provided further that, with respect to clauses (A), (B), (D) and (G), such change, event, occurrence or effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred if it disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate but only to the extent of such disproportionate effect.

4.2.    Capital Structure.

(a)    The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock, of which 7,077,682 shares were outstanding as of the close of business on February 14, 2017, and 100,000,000 shares of preferred stock, par value $0.0001 per share of the Company, none of which were outstanding as of the date of this Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no shares of Company Common Stock or other shares of its capital stock reserved for issuance, except that, as of February 14, 2017, there were 1,128,158 shares of Company Common Stock reserved for issuance pursuant to the Company’s 2006 Long-Term Incentive Plan, as amended and restated, including each subplan thereof (including the Company’s 2013 Performance Share Unit Program and the Company’s 2016 Retention and Incentive Plan) (collectively, the “Stock Plan”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever (an “Encumbrance”). Except to the extent set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any shares of Company Common Stock in accordance with the terms of the Stock Plans, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)    Section 4.2(b) of the Company Disclosure Letter contains a correct and complete list of all outstanding Company Equity Awards as of the date of this Agreement, including the number of shares of Company Common Stock subject to each Company Equity Awards and the holder, grant date, exercise price (if applicable) and vested status with respect to each Company Equity Award, as applicable.

(c)    Each Company Option (i) was granted in compliance in all material respects with all applicable Laws and the terms and conditions of the Stock Plan (and any applicable subplan(s) pursuant to which it was issued), (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, and (iii) has a grant date identical to or later than the date on which it was granted.

(d)    Except for the Company Voting Agreements, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or otherwise to the Company’s Knowledge with respect to the voting of any capital stock of the Company or any of its Subsidiaries.

(e)    Section 4.2(e) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

4.3.    Corporate Authority; Approval and Fairness.

(a)    The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to approval of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a shareholders’ meeting (“Company Shareholders Meeting”) duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)    The Company Board has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, adopted this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend approval of this Agreement to the holders of shares of Company Common Stock (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their approval and (C) received the opinion of its financial advisor, Berkshire Capital Securities LLC, to the effect that the Merger Consideration and the Pre-Closing Dividend is fair from a financial point of view, as of the date of such opinion and subject to the matters set forth therein, to the holders (other than Parent and its Subsidiaries) of shares of Company Common Stock, a copy of which opinion has been delivered to Parent.

4.4.    Governmental Filings; No Violations; Certain Contracts, Etc.

(a)    Other than (A) the filing of the Articles of Merger and Certificate of Merger pursuant to Section 1.3, (B) the filing with the SEC of (x) the Joint Proxy/Prospectus in preliminary and definitive form relating to the Company Shareholders Meeting as part of the Registration Statement (and the declaration of its effectiveness) and (y) such other reports and filings under, and compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the Securities Act of 1933, as amended (the “Securities Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filings under, and compliance with, the rules and regulations of the NASDAQ as may be required in connection with this Agreement and the transactions contemplated hereby, (D) such filings and approvals as may be required by any Takeover Statutes, (E) any filing required under the HSR Act and (F) the filing with and approval by FINRA of each Broker-Dealer Subsidiary’s continuing membership application required by FINRA (the “Continuing Membership Application”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement. “Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

(b)    The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any oral or written agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 4.4(a), under any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, as would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement.

4.5.    Company Reports; Financial Statements; Internal Controls.

(a)    The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2014 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(c)    The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(d)    The Company has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has provided or otherwise made available to Parent prior to the date of this Agreement a summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(e)    Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operation, comprehensive income (loss), changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to the notes thereto and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(f)    The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects. The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects, including, but not limited to, the fact that the minute books contain the minutes of all meetings of the boards of directors, committees of the board and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders, except that minutes of certain recent meetings of the Company Board or committees thereof have not been finalized as of the date of this Agreement. Since the Applicable Date, the corporate records and minute books of the Company and each of its Subsidiaries have been provided or otherwise made available to Parent prior to the date of this Agreement (other than corporate records and minute books of the Company that relate to the matters contemplated by this Agreement).

4.6.    Absence of Certain Changes. Since December 31, 2015, except for the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices, and there has not been:

(a)    any change with respect to any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2015), that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(b)    any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(c)    any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries;

(d)    except with respect to the transactions contemplated by this Agreement or as required or permitted by this Agreement, (i) any increase in the compensation payable or to become payable to the Company’s or any of its Subsidiaries’ officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws; or

(e)    any agreement to do any of the foregoing.

4.7.    Litigation and Liabilities.

(a)    There are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b)    The term “Knowledge” when used in this Agreement (i) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 4.7(b) of the Company Disclosure Letter and (ii) with respect to Parent or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 4.7(b) of the Parent Disclosure Letter.

(c)    Except for obligations and liabilities (i) reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since December 31, 2015, (iii) incurred in connection with this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)    Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

4.8.    Employee Benefits.

(a)    Section 4.8(a) of the Company Disclosure Letter sets forth, as of the date hereof, each material Plan. For purposes of this Agreement, “Plan” means each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and each compensation, bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, retention, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other fringe or employee benefit plan, program or arrangement, whether or not in writing and whether or not funded, in each case, for the benefit of any Company Employee (or any dependent or beneficiary thereof) of the Company or any Subsidiary thereof, excluding any Multiemployer Plan. For purposes of this Agreement, “Company Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

(b)    With respect to each material Plan, the Company has made available to Parent accurate and complete copies of (or, to the extent no such copy exists, a description of) (i) all Plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such Plan, and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation and (iv) all material filings and correspondence with any Governmental Entity received in the last year with respect to any such Plan.

(c)    Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (“IRS”) and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter that would reasonably be expected to adversely affect the qualification of any such Plan. To the Knowledge of the Company, each material Plan and any related trust complies, and has been maintained and administered in compliance, in each case, in all material respects, with its terms and ERISA, the Code and other applicable Laws. Other than routine claims for benefits, there are no material actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened against or involving any Plan or asserting any rights to or claims for benefits under any Plan.

(d)    Neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes to, or has, within the past six years, sponsored, maintained or contributed to, a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with a Person or any of its Subsidiaries as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(e)    No Plan provides for post-retirement or post-employment welfare benefits (other than as required by health care continuation coverage as required by Section 4980B of the Code or any similar state law.

(f)    Each Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in material documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(g)    None of the execution and delivery of this Agreement, shareholder or other approval of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Plan on or following the Effective Time or (vi) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(h)    No Plan is maintained outside the jurisdiction of the United States or covers any Company Employee who resides or works outside of the United States.

4.9.    Labor Matters.

(a)    Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any Law. Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, there is no pending or, to the Knowledge of the Company, threatened labor strike, walkout, work stoppage, slowdown, lockout or dispute with respect to employees of the Company or any of its Subsidiaries, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past year. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or similar organization, and there are no labor unions or other organizations representing or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries.

(b)    The Company and each of its Subsidiaries is in material compliance with all applicable Laws relating to employment, including Laws relating to employee classification, discrimination, hours of work and the payment of wages or overtime wages.

4.10.    Compliance with Laws; Licenses.

(a)    The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity (collectively, “Laws”), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement.

(b)    No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their employees or independent contractors is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the Knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes or properties or procedures or policies in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws (including with respect to its employees or independent contractors) that has not been cured as of the date of this Agreement.

(c)    The Company and each of its Subsidiaries and each of their employees or independent contractors have obtained and are in compliance in all material respects with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders, permissions, qualifications, designations and declarations issued or granted by a Governmental Entity, including the SEC, FINRA, the Commodity Futures Trading Commission, the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board, the National Futures Association, any SROs and any state or local securities commissions (“Licenses”) necessary to conduct their respective businesses as presently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Licenses shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement.

4.11.    Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s articles of incorporation or bylaws is applicable to the Company, the shares of Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

4.12.    Environmental Matters.

(a)    Except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) no property currently or formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance; (iii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; (vi) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (vii) the Company has delivered to Parent, prior to the date of this Agreement, copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations.

(b)    As used in this Agreement, the term:

(i)    “Environmental Law” means Law relating to: (A) the protection of health, safety or the environment, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

(ii)    “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (C) any other substance that poses a risk of harm or may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

4.13.    Tax Matters.

(a)    The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them with the appropriate taxing authority and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all material Taxes that are required to be paid (whether or not shown on any Tax Returns) except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have complied in all material respects with all information reporting (and related withholding) and record retention requirements; and (v) have not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(b)    The U.S. federal income Tax Returns of the Company and each of its Subsidiaries for all years up to and including 2010 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(c)    No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any material Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d)    In the last six years, neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any material Tax Return that was not filed.

(e)    The Company has made available to Parent prior to the date of this Agreement true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.

(f)    There are no Encumbrances for material Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(g)    Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or (y) ordinary course commercial agreements not primarily related to Tax).

(h)    Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

(i)    Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j)    Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)    At no time during the past five years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(l)    As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed or supplied to Governmental Entity.

4.14.    Intellectual Property.

(a)    The Company and its Subsidiaries own or have sufficient, valid and enforceable rights to use all Intellectual Property Rights material to the conduct of their respective businesses as currently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement unchanged.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Intellectual Property Rights that are owned by the Company and its Subsidiaries is subsisting, valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Intellectual Property Rights.

(c)    There are no material claims pending, and there have been no material claims in the three year period prior to the date of this Agreement (i) contesting or challenging the use, validity, enforceability or ownership of any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned or purported to be owned by the Company or any of its Subsidiaries, (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services is infringing, misappropriating or otherwise violating the Intellectual Property Rights of any Person, whether directly or indirectly, or (iii) against any Person alleging infringement, misappropriation or other violation of any Intellectual Property Rights held by the Company or any of its Subsidiaries, whether directly or indirectly.

(d)    To the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated in the three year period prior to the date of this Agreement, any Intellectual Property Rights of any third party, in each case, except to the extent such infringement, misappropriation or other violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any Contract pursuant to which (i) any license, covenant not to sue, release, waiver, option or other right is granted under any Intellectual Property Rights owned by the Company or any of its Subsidiaries, (ii) any Person has granted any license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Rights to the Company or any of its Subsidiaries, or (iii) the Company or any of its Subsidiaries has assigned or agreed to assign any Intellectual Property Rights to any Person, except in the case of clauses (i) or (ii), other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms that previously have been provided to the Parent (each such Contract described in clauses (i) through (iii), together with all amendments, exhibits and schedules to such Contract, is referred to in this Agreement as a “Company Intellectual Property Contract”).

(f)    The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(g)    For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property Rights” means all rights anywhere in the world in or to any or all of the following: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions, discoveries, ideas and improvements, whether patentable or not, and] all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewals, extensions, re-issues and re-examinations; (iii) trade secrets and other intellectual property rights in proprietary information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including software, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property, industrial or proprietary rights.

4.15.    Insurance. All material fire and casualty, general liability, error and omissions, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards. Each such Insurance Policy is in full force and effect and all premiums due with respect to all such Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of such Insurance Policies.

4.16.    Company Material Contracts.

(a)    Except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following (excluding any Plan):

(i)    any Contract for the lease of real property or for the lease of personal property providing for annual payments of $250,000 or more;

(ii)    any clearing arrangements or other Contract with any clearing agents or brokers or for correspondent clearing, payment and settlement activities;

(iii)    any selling, distribution, dealer, product or marketing Contracts or similar commission-based Contracts with third parties, or any Contracts with broker-dealers (or associated persons thereof, as defined in the Exchange Act), except for any such Contract entered into in the ordinary course of business;

(iv)    any settlement or conciliation agreement with any Person (including any Governmental Entity) entered into since the Company Applicable Date;

(v)    any Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any of its Subsidiaries of any operating business or material assets or the capital stock of any other Person;

(vi)    any Contract that is reasonably likely to require, during the remaining term of such Contract, either (A) annual payments to or from the Company and its Subsidiaries of more than $500,000 or (B) aggregate payments to or from the Company and its Subsidiaries of more than $1,000,000, except for investment banking or institutional broker agreements entered into in the ordinary course of business;

(vii)    any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture of the Company or any of its Subsidiaries;

(viii)    any Contract involving the payment or receipt of royalties calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries other than pursuant to non-exclusive licenses granted in the ordinary course of business pursuant to standard terms that previously have been provided to the Parent;

(ix)    any Contract (other than solely among direct or indirect wholly owned Subsidiaries of the Company) relating to Indebtedness;

(x)    any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (A) not material to the Company or any of its Subsidiaries and (B) entered into in the ordinary course of business;

(xi)    any non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (C) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries or (D) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer, license, distribute or enforce any of their respective Intellectual Property Rights;

(xii)    any Company Intellectual Property Contract;

(xiii)    any Contract providing for payments to be made by the Company or its Subsidiaries upon a change in control;

(xiv)    any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning 5% or more of the outstanding shares of Company Common Stock or any of their respective Affiliates, on the other hand; and

(xv)    any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract) (each Contract constituting any of the foregoing types of Contract described in clauses (i) – (xiv) above, together with any material Contract filed by the Company as a “material contract” pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act since the end of the most recently completed fiscal year, and including all amendments, exhibits and schedules to each such Contract is referred to in this Agreement as a “Company Material Contract”).

(b)    A copy of each Company Material Contract entered into prior to the date of this Agreement has been made available to Parent prior to the date of this Agreement. Except for expirations in the ordinary course of business in accordance with the terms of such Company Material Contract, each Company Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement. There is no default under any such Contracts by the Company or its Subsidiaries, or to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement.

4.17.    Properties. The Company and its Subsidiaries do not own any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or in the case of leased property and assets, has valid leasehold interests in or valid rights under Contract to use, all tangible personal property reflected on the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement or acquired thereafter, except for tangible personal property sold in the ordinary course of business consistent with past practice and none of such property is subject to any lien.

4.18.    Broker-Dealer Matters.

(a)    Each of FBR Capital Markets & Co. and MLV & Co. LLC, (the “Broker-Dealer Subsidiaries”) is, and has been at all times since the Applicable Date, registered under the Exchange Act as a broker-dealer with the SEC and is, and has been since the Applicable Date, in compliance in all material aspects with the applicable provisions of the Exchange Act and the rules promulgated thereunder applicable to broker-dealers. Each Broker-Dealer Subsidiary is, and has been at all times since the Applicable Date, a member organization in good standing of the Financial Industry Regulatory Authority (“FINRA”) and each other domestic or foreign securities broker-dealer self-regulatory organization (each an “SRO”) of which it at any time was required to be a member, and is, and has been at all times since the Applicable Date, in compliance in all material respects with all applicable rules and regulations of FINRA and any other applicable SRO, as well as with the terms of its membership agreement with FINRA and any applicable SRO, including all net capital requirements and protection of investment funds and securities. The Company has provided or otherwise made available to Parent prior to the date of this Agreement a current version of each Broker-Dealer Subsidiary’s membership agreement with FINRA and any other SRO, and neither FINRA nor any such SRO has notified the Company or a Broker-Dealer Subsidiary since the Applicable Date of any intent to terminate or modify such membership agreement. Each Broker-Dealer Subsidiary is duly registered as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered.

(b)    Each of the Broker-Dealer Subsidiaries’ officers, employees and independent contractors who is required to be registered, licensed or qualified with any Governmental Entity as a registered principal, registered representative or salesperson is duly and properly registered, licensed or qualified as such and such Licenses are in full force and effect, or are in the process of being registered as such within the time periods required by applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Neither the Broker-Dealer Subsidiaries nor any respective “associated person” (within the meaning of the Exchange Act) of the Broker-Dealer Subsidiaries is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an “associated person” of a registered broker-dealer, and neither the Broker-Dealer Subsidiaries nor any respective “associated person” or the Broker-Dealer Subsidiaries is disqualified from being an “associated person” of such Broker-Dealer Subsidiary under FINRA’s bylaws or rules. There is no civil or administrative action pending or, to the Company’s Knowledge, threatened that, if resolved adversely to a Broker-Dealer Subsidiary or its respective “associated persons”, would result in such Broker-Dealer Subsidiaries or any such “associated person” from becoming subject to a statutory disqualification under the Exchange Act.

(c)    Neither the Company nor its Subsidiaries nor any of their Affiliates are subject to any cease-and-desist or other order or enforcement action issued by, or are party to any written agreement, consent agreement or memorandum of understanding with, or are party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or since the Applicable Date have been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted a board or manager resolution at the request or suggestion of, any regulatory authority or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, a “Regulatory Agreement”), nor has the Company, its Subsidiaries or any of their respective Affiliates been advised in writing since the Applicable Date by any regulatory authority or Governmental Entity that it is considering issuing or requesting any such Regulatory Agreement.

(d)    Since the Applicable Date, each Broker-Dealer Subsidiary has timely filed all reports, registrations, declarations, notices, statements, and other filings (including FOCUS reports), together with any amendments required to be made with respect thereto, that were required to be filed with any Governmental Entity (including the SEC and FINRA), including all reports, registrations, declarations, notices, statements and filings required under the Exchange Act, except for such filings which the failure to make or to make timely would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of their respective dates, all such reports, registrations, declarations, notices, statements, and other filings complied in all material respects with the Laws enforced or promulgated by the Governmental Entity with which they were filed. Except for normal examinations conducted by an SRO in the regular course of the business of each Broker-Dealer Subsidiary, no Governmental Entity or SRO has initiated since the Applicable Date any proceeding or investigation into the business or operations of a Broker-Dealer Subsidiary, the Company, or any of their respective employees, agents, brokers or representatives. There is no unresolved violation, criticism, or exception by any SRO with respect to any report or statement relating to any examination of a Broker-Dealer Subsidiary, other than any such violations, criticisms or exceptions that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries taken as a whole.

(e)    Since the Applicable Date, no Broker-Dealer Subsidiary has exceeded in any material respect the business activities enumerated in any membership agreements or other limitations imposed in connection with its registrations, forms (including Form BDs) and reports filed with FINRA or any Governmental Entity.

(f)    No Broker-Dealer Subsidiary is subject to any Order prohibiting it from engaging or continuing any conduct or practice in connection with any activity or in connection with the purchase or sale of any security.

(g)    The Company has provided or otherwise made available to Parent prior to the date of this Agreement a true and correct copy of each Broker-Dealer Subsidiary’s Uniform Application for Broker-Dealer Registration on Form BD, reflecting all amendments thereto filed with the Central Registration Depository of FINRA prior to the date of this Agreement (“Form BD”).

(h)    The Company has provided or otherwise made available to Parent prior to the date of this Agreement true and correct copies of all examination reports with respect to any examination of the Company or any of its Subsidiaries conducted by any Governmental Entity or

SRO since the Applicable Date. Any issues raised with respect to examination reports with respect to any examination of the Company or any of its Subsidiaries conducted by any Governmental Entity prior to such date have been addressed and fully and finally resolved, other than any such issues that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(i)    Each Broker-Dealer Subsidiary has adopted and implemented written policies and procedures that are reasonably designed to comply with the applicable federal and state securities and commodities laws, rules and regulations including those relating to anti-money laundering, advertising, licensing, sales practices, market conduct, maintenance of net capital, supervisions, books and records, risk assessment and continuing education and the rules of any SRO having jurisdiction, and all such policies and procedures comply in all material respects with applicable Laws, and since the Applicable Date, there has not been any material violation of any such policy or procedure.

(j)    None of the activities of any Broker-Dealer Subsidiary requires it to be registered as an exchange or transfer agent, a clearing agency, an alternative trading system, a government securities dealer, a commodity trading advisor or commodity pool operator.

(k)    No Broker-Dealer Subsidiary is required to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended;

(l)    To the Knowledge of the Company, there are no facts or circumstances that, individually or in the aggregate, would reasonably be expected to (a) cause FINRA to not approve the Merger or (b) cause FINRA, the SEC or any SRO to revoke or restrict in any material respect the License of any Broker-Dealer Subsidiary to operate as a broker-dealer as a result of the consummation of the Merger.

4.19.    Data Protection and Privacy.

(a)    Since the Applicable Date, each of the Company and its Subsidiaries (to the extent affecting or relating to its business) has been and is in compliance in all material respects with any and all applicable Laws, contractual requirements, terms of use and privacy policies pertaining to data protection or information privacy, security, collection, use, disclosure, disposal, maintenance and transmission.

(b)    Each of the Company and its Subsidiaries (to the extent affecting or relating to its business) uses commercially reasonable industry standards to protect the secrecy of data and non-public information that it (or any third Person on behalf of it) collects, stores, uses, maintains or transmits and to prevent unauthorized access to, and use or disclosure of, such data or non-public information by any other Person. Since the Applicable Date, neither the Company, any Subsidiary, or to the Company’s Knowledge, any third Person working on behalf of any of them, has had any material incident of unauthorized (a) access, (b) disclosure, (c) use, (d) destruction or (e) loss of any data or non-public information that any of the Company or its Subsidiaries (or a third Person on behalf of any of them) collects, stores, uses, maintains or transmits.

4.20.    Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Berkshire Capital Securities LLC as its financial advisor. The Company has provided or otherwise made available to Parent, prior to the date of this Agreement, true, complete and correct copies of all Contracts pursuant to which Berkshire Capital Securities LLC is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

4.21.    Indebtedness.

(a)    As of the date of this Agreement, the Company and the Company’s Subsidiaries have no Indebtedness (other than intercompany Indebtedness or Indebtedness entered into in connection with the investment banking or capital market businesses of the Company in the ordinary course of business and other than under clauses (i) or (ii) of Section 4.21(b)).

(b)    For purposes of this Agreement, “Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination) or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

4.22.    Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23.    No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by the Company in this Article IV or in any certificate delivered by the Company to Parent, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any such other representations or warranties. None of the Company nor any of its Affiliates or Representatives has relied on and none are relying on any representations or warranties regarding Parent or any of its Affiliates or Representatives, other than the written representations and warranties expressly set forth in Article V.

ARTICLE V

Representations and Warranties of Parent

Except as (i) set forth in the Parent Reports filed with or furnished to the SEC (including the exhibits and other information incorporated therein) after January 1, 2014 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Parent hereby represents and warrants to the Company that:

5.1.    Organization, Good Standing and Qualification.

(a)    Parent is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Parent is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Merger or the other transactions contemplated by this Agreement. Parent has provided or otherwise made available to the Company prior to the date of this Agreement true, complete and correct copies of Parent’s certificate of incorporation and bylaws, each as amended to the date of this Agreement, and true, complete and correct copies of its Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as made available to the Company is in full force and effect.

(b)    As used in this Agreement the term:

(i)    “Parent Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall be deemed to constitute a Parent Material Adverse Effect:

(A)    effects resulting from the worsening of geopolitical conditions or changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States or any jurisdiction in which Parent or any of its Subsidiaries operate or in which any of Parent’s or any of its Subsidiaries products or services are sold;

(B)    changes that are the result of factors generally affecting the industries in which Parent and its Subsidiaries operate, including changes in Law affecting such industries;

(C)    any loss of, or adverse change in, the relationship of Parent or any of its Subsidiaries, contractual or otherwise, with Governmental Entities, SROs, customers, clearing brokers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, independent contractors, business associates or similar relationship that were primarily the result of the entry into, announcement, pendency or performance of the transactions contemplated by this Agreement;

(D)    changes in GAAP or in any Law of general applicability after the date of this Agreement;

(E)    any failure by Parent to meet any financial projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect;

(F)    a decline in the market price or change in trading volume of the shares of Parent Common Stock on NASDAQ; provided that the exception in this clause (F) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such decline has resulted in, or contributed to, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect;

(G)    any acts of terrorism, sabotage or wars, acts of God, natural disasters, weather conditions or other calamities; or

(H)    any action taken by Parent that Parent was required to take pursuant to the terms of this Agreement;

provided further that, with respect to clauses (A), (B), (D) and (G), such change, event, occurrence or effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred if it disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size operating in the industries in which Parent and its Subsidiaries operate but only to the extent of such disproportionate effect.

5.2.    Capital Structure of Parent.

(a)    The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock, of which 19,307,008 shares were outstanding as of the close of business on February 15, 2017 and 1,000,000 shares of preferred stock par value $0.0001 per share, none of which were outstanding as of the date of this Agreement. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no shares of Parent Common Stock or other shares of its capital stock reserved for issuance, except that, as of February 15, 2017, there were 2,247,923 shares of Parent Common Stock reserved for issuance pursuant to Parent’s Amended and Restated 2009 Stock Incentive Plan and 727,573 shares of Parent Common Stock subject to outstanding Parent restricted stock units. Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Encumbrance. Except to the extent set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(b)    Except for the Parent Voting Agreements, there are not voting trusts or other agreements or understanding to which Parent or its Subsidiaries is a party or otherwise to Parent’s Knowledge with respect to the voting of any capital stock of Parent or any of its Subsidiaries.

(c)    Section 5.2(c) of the Parent Disclosure Letter sets forth (x) each of Parent’s Subsidiaries and the ownership interest of Parent in each such Subsidiary and (y) Parent’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by Parent or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. Parent does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.

5.3.    Corporate Authority; Approval.

(a)    Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to (i) adoption of this Agreement and approval of the Merger by the holders of more than a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter at a stockholders’ meeting and (ii) approval of the issuance of shares of

Parent Common Stock pursuant to this Agreement by a majority of the aggregate number of votes cast by holders of Parent Common Stock entitled to vote on such matter at a stockholders’ meeting (“Parent Stockholders Meeting”) duly called and held for such purpose (the “Requisite Parent Vote”). This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)    The Parent Board has (A) unanimously determined that the Merger is fair to, and in the best interests of, Parent and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend the adoption of this Agreement and the issuance of shares of Parent Common Stock required to be issued pursuant to Article II of this Agreement to the holders of shares of Parent Common Stock and (B) directed that this Agreement be submitted to the holders of shares of Parent Common Stock in connection therewith.

(c)    Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued by it pursuant to Article IV of this Agreement. The shares of Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The shares of Parent Common Stock, when issued, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

5.4.    Governmental Filings; No Violations; Certain Contracts, Etc.

(a)     Other than (A) the filing of the Articles of Merger and the Certificate of Merger pursuant to Section 1.3, (B) the filing with the SEC of (x) the Joint Proxy/Prospectus in preliminary and definitive form relating to the Parent Stockholder Meeting as part of the Registration Statement (and the declaration of its effectiveness) and (y) such other reports and filings under, and compliance with, the Securities Act and Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filings under, and compliance with, the rules and regulations of the NASDAQ as may be required in connection with this Agreement and the transactions contemplated hereby, (D) such filings and approvals as may be required by any Takeover Statutes, (E) any filing required under the HSR Act and (F) the filing with and approval by FINRA of each Broker-Dealer Subsidiary’s Continuing Membership Application, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Merger or the other transactions contemplated by this Agreement.

(b)    The execution, delivery and performance of this Agreement by Parent do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or the comparable governing documents of any of Parent’s Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.4(a), under any Law to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Merger or the other transactions contemplated by this Agreement.

5.5.    Parent Reports; Financial Statements; Internal Controls.

(a)    Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)    Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Parent.

(c)    Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

(d)    Parent has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from employees of Parent regarding questionable accounting or auditing matters, have been received by Parent. Parent has provided or otherwise made available to the Company prior to the date of this Agreement a summary of all material complaints or concerns relating to other matters made since the Applicable Date through Parent’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the Parent Board or the Parent Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting, including in instances not required by those rules.

(e)    Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, in all material respects, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, statements of equity and cash flows included in or incorporated by reference into Parent Reports (including any related notes and schedules) fairly presents, in all material respects, or in the case of Parent Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, such companies for the periods set forth therein (subject, in the case of unaudited statements, to the notes thereto and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

5.6.    Absence of Certain Changes. Since December 31, 2015, except for the transactions contemplated by this Agreement, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been:

(a)    any change with respect to any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2015), that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

(b)    any material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries; or

(c)    any agreement to do any of the foregoing.

5.7.    Litigation and Liabilities.

(a)    There are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries.

(b)    Except for obligations and liabilities (i) reflected or reserved against in Parent’s consolidated balance sheets (and the notes thereto) included in the Parent Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since December 31, 2015, (iii) incurred in connection with this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on Parent or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of Parent or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that, would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)    Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

5.8.    Compliance with Laws; Licenses.

(a)    The businesses of each of Parent and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Merger or the other transactions contemplated by this Agreement.

(b)    No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries or any of their employees or independent contractors is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the Knowledge of Parent, no material change is required in Parent’s or any of its Subsidiaries’ processes or properties or procedures or policies in connection with any such Laws, and Parent has not received any notice or communication of any material noncompliance with any such Laws (including with respect to its employees or independent contractors) that has not been cured as of the date of this Agreement.

(c)    Parent and each of its Subsidiaries and each of their employees or independent contractors have obtained and are in compliance in all material respects with all Licenses necessary to conduct their respective businesses as presently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no Licenses shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement.

5.9.    Broker-Dealer Matters.

(a)    B. Riley & Co., LLC (the “Parent Broker-Dealer Subsidiary”) is, and has been at all times since the Applicable Date, registered under the Exchange Act as a broker-dealer with the SEC and is, and has been since the Applicable Date, in compliance in all material aspects with the applicable provisions of the Exchange Act and the rules promulgated thereunder applicable to broker-dealers. Parent Broker-Dealer Subsidiary is, and has been at all times since the Applicable Date, a member organization in good standing of FINRA and each other SRO of which it at any time was required to be a member, and is, and has been at all times since the Applicable Date, in compliance in all material respects with all applicable rules and regulations of FINRA and any other applicable SRO, as well as with the terms of its membership agreement with FINRA and any applicable SRO, including all net capital requirements and protection of investment funds and securities. Parent has provided or otherwise made available to the Company prior to the date of this Agreement a current version of the Parent Broker-Dealer Subsidiary’s membership agreement with FINRA and any other SRO, and neither FINRA nor any such SRO has notified Parent or the Parent Broker-Dealer Subsidiary since the Applicable Date of any intent to terminate or modify such membership agreement. Parent Broker-Dealer Subsidiary is duly registered as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered.

(b)    Parent Broker-Dealer Subsidiary’s officers, employees and independent contractors who are required to be registered, licensed or qualified with any Governmental Entity as a registered principal, registered representative or salesperson are duly and properly registered, licensed or qualified as such and such Licenses are in full force and effect, or are in the process of being registered as such within the time periods required by applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries taken as a whole. Neither the Parent Broker-Dealer Subsidiary nor any respective “associated person” (within the meaning of the Exchange Act) of the Parent Broker-Dealer Subsidiary is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an “associated person” of a registered broker-dealer, and neither the Parent Broker-Dealer Subsidiary nor any respective “associated person” or the Parent Broker-Dealer Subsidiary is disqualified from being an “associated person” of such Parent Broker-Dealer Subsidiary under FINRA’s bylaws or rules. There is no civil or administrative action pending or, to Parent’s Knowledge, threatened that, if resolved adversely to the Parent Broker-Dealer Subsidiary or its respective “associated persons”, would result in such Broker-Dealer Subsidiaries or any such “associated person” from becoming subject to a statutory disqualification under the Exchange Act.

(c)    Neither Parent nor its Subsidiaries nor any of their Affiliates are subject to any cease-and-desist or other order or enforcement action issued by, or are party to any Regulatory Agreement, nor has Parent, its Subsidiaries or any of their respective Affiliates been advised in writing since the Applicable Date by any regulatory authority or Governmental Entity that it is considering issuing or requesting any such Regulatory Agreement.

(d)    Since the Applicable Date, the Parent Broker-Dealer Subsidiary has timely filed all reports, registrations, declarations, notices, statements, and other filings (including FOCUS reports), together with any amendments required to be made with respect thereto, that were required to be filed with any Governmental Entity (including the SEC and FINRA), including all reports, registrations, declarations, notices, statements and filings required under the Exchange Act, except for such filings which the failure to make or to make timely would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of their respective dates, all such reports, registrations, declarations, notices, statements, and other filings complied in all material respects with the Laws enforced or promulgated by the Governmental Entity with which they were filed. Except for normal examinations conducted by an SRO in the regular course of the business of the Parent Broker-Dealer Subsidiary, no Governmental Entity or SRO has initiated since the Applicable Date any proceeding or investigation into the business or operations of the Parent Broker-Dealer Subsidiary, Parent, or any of their respective employees, agents, brokers or representatives. There is no unresolved violation, criticism, or exception by any SRO with respect to any report or statement relating to any examination of the Parent Broker-Dealer Subsidiary, other than any such violations, criticisms or exceptions that would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Subsidiaries taken as a whole.

(e)    Since the Applicable Date, the Parent Broker-Dealer Subsidiary has not exceeded in any material respect the business activities enumerated in any membership agreements or other limitations imposed in connection with its registrations, forms (including Form BDs) and reports filed with FINRA or any Governmental Entity.

(f)    The Parent Broker-Dealer Subsidiary is not subject to any Order prohibiting it from engaging or continuing any conduct or practice in connection with any activity or in connection with the purchase or sale of any security.

(g)    Parent has provided or otherwise made available to the Company prior to the date of this Agreement a true and correct copy of the Parent Broker-Dealer Subsidiary’s Form BD.

(h)    Parent has provided or otherwise made available to the Company prior to the date of this Agreement true and correct copies of all examination reports with respect to any examination of Parent or any of its Subsidiaries conducted by any Governmental Entity or SRO since the Applicable Date. Any issues raised with respect to examination reports with respect to any examination of Parent or any of its Subsidiaries conducted by any Governmental Entity prior to such date have been addressed and fully and finally resolved, other than any such issues that would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries taken as a whole.

(i)    The Parent Broker-Dealer Subsidiary has adopted and implemented written policies and procedures that are reasonably designed to comply with the applicable federal and state securities and commodities laws, rules and regulations including those relating to anti-money laundering, advertising, licensing, sales practices, market conduct, maintenance of net capital, supervisions, books and records, risk assessment and continuing education and the rules of any SRO having jurisdiction, and all such policies and procedures comply in all material respects with applicable Laws, and since the Applicable Date, there has not been any material violation of any such policy or procedure.

(j)    None of the activities of the Parent Broker-Dealer Subsidiary requires it to be registered as an exchange or transfer agent, a clearing agency, an alternative trading system, a government securities dealer, a commodity trading advisor or commodity pool operator.

(k)    The Parent Broker-Dealer Subsidiary is not required to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

(l)    To the Knowledge of Parent, there are no facts or circumstances that, individually or in the aggregate, would reasonably be expected to (a) cause FINRA to not approve the Merger or (b) cause FINRA, the SEC or any SRO to revoke or restrict in any material respect the License of the Parent Broker-Dealer Subsidiary to operate as a broker-dealer as a result of the consummation of the Merger.

5.10.    Takeover Statutes. No Takeover Statute or any anti-takeover provision in Parent’s certificate of incorporation or bylaws is applicable to Parent, the shares of Parent Common Stock, the Merger or the other transactions contemplated by this Agreement.

5.11.    Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement.

5.12.    Reorganization. Neither Parent nor any of its Affiliates have taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.13.    No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by Parent in this Article V or in any certificate delivered by the Parent to the Company, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and Parent hereby expressly disclaims any such other representations or warranties. None of Parent nor any of its Affiliates or Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Affiliates or Representatives, other than the written representations and warranties expressly set forth in Article IV.

ARTICLE VI

Covenants

6.1.    Interim Operations.

(a)    Except as otherwise expressly (A) required by this Agreement, (B) required by applicable Law, (C) approved in writing by Parent or (D) set forth on Section 6.1(a) of the Company Disclosure Letter, the Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)), the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, SROs, customers, clearing brokers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, independent contractors and business associates and keep available the services of its and its Subsidiaries’ present officers, employees, independent contractors and agents, except as required by applicable Laws. Without limiting the generality of and in furtherance of the foregoing, after the date of this Agreement and prior to the Effective Time, except as otherwise expressly (A) required by this Agreement, (B) required by applicable Law, (C) approved in writing (such approval not to be unreasonably withheld, conditioned or delayed) by Parent or (D) set forth on Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i)    adopt or propose any change in its articles of incorporation or bylaws or comparable governing documents;

(ii)    merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii)    acquire assets outside of the ordinary course of business from any other Person in any transaction or series of related transactions, other than (A) acquisitions pursuant to and in accordance with the terms of Contracts in effect as of the date of this Agreement, true, correct and complete copies of which have been provided or otherwise made available to Parent prior to the date of this Agreement or (B) underwritten transactions and/or transactions effected pursuant to Rule 144A of the Securities Act which are not in excess of $20,000,000 in the aggregate;

(iv)    issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or that of any of its Subsidiaries (other than (A) the Company Voting Agreements or (B) the issuance of shares (i) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries, (ii) in respect of Company Equity Awards outstanding as of the date of this Agreement or permitted to be granted under this Section 6.1(a) following the date of this Agreement, in each case, in accordance with their terms and, as applicable, the Stock Plan as in effect on the date of this Agreement, or (iii) pursuant to the Investor Option), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)    create or incur any Encumbrance on any of its assets or any of its Subsidiaries assets except in the ordinary course of business;

(vi)    make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries) except in connection with securities lending in the ordinary course of business or capital markets transactions in the ordinary course of business and not in excess of $2,500,000;

(vii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (i) dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary or (ii) the Pre-Closing Dividend);

(viii)    reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix)    incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) except in connection with securities lending in the ordinary course of business or capital markets transactions in the ordinary course of business and not in excess of $2,500,000;

(x)    except to the extent specifically provided by, and consistent with the line items set forth in, the Company’s capital budget set forth in Section 6.1(a)(x) of the Company Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures;

(xi)    other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement or amend, modify, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Company Material Contract, other than expirations of any such Contract in the ordinary course of business in accordance with the terms of such Contract, or cancel, modify or waive any debts or claims held by it or waive any rights except in the ordinary course of business; provided that for the purpose of this Section 6.1(a)(xi) the thresholds in Section 4.16(a)(vi) shall be deemed to refer to $200,000 and $400,000, respectively;

(xii)    settle any action, suit, claim, hearing, arbitration, investigation or other proceedings (except in the ordinary course of business or for money damages not to exceed $500,000 in the aggregate) or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Entity or SRO that would restrict the future activity or conduct of the Company or any of its Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person or that is brought by any current, former or purported holders of any capital stock or debt securities of the Company or any of its Subsidiaries relating to the Merger or the other transactions contemplated by this Agreement;

(xiii)    make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

(xiv)    take any action that would result in a material diminution for the net capital of a Broker-Dealer Subsidiary not in the ordinary course of business consistent with past practice or a failure to comply with the net capital requirements of the SEC, FINRA and any SRO applicable to any Broker-Dealer Subsidiary, except, for the avoidance of doubt, the payment of the Pre-Closing Dividend;

(xv)    fail to duly and timely file all material reports and other material documents required to be filed with FINRA, the SEC or any other Governmental Entity or SRO, subject to extensions permitted by Law or applicable rules and regulations;

(xvi)    fail to maintain in full force and effect all Insurance Policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xvii)    make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;

(xviii)    transfer, sell, lease, assign, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets, product lines or businesses material to it or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business and sales of obsolete assets, other than pursuant to Company Material Contracts as in effect prior to the date of this Agreement true, correct and complete copies of which have been made available to Parent;

(xix)    sell, assign or otherwise transfer any Intellectual Property Rights to any Person, (B) grant any license, covenant not to sue, release, waiver or other right under any Intellectual Property Rights to any Person, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice, or (C) cancel, abandon or allow to lapse or expire any material Intellectual Property Rights;

(xx)    except as required by applicable Law or pursuant to the terms of any Plan in effect as of the date hereof, (A) increase the cash compensation or benefits payable or to become payable to its directors, officers, employees or individual independent contractors, except, for employees who are not executive officers for purposes of Section 16 of the Exchange Act, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 6% individually or 3% in the aggregate, (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiary, (C) take any action to amend or waive any vesting criteria or accelerate vesting, exercisability or funding under any Plan or award granted thereunder, (D) become a party to, establish, adopt, materially amend, commence participation in or terminate any Plan or any arrangement that would have been a Plan had it been entered into prior to this Agreement, (E) grant any new awards, or amend or modify the terms of any outstanding awards, under any Plan, (F) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any Company Employee, (G) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $200,000 individually or $1,000,000 in the aggregate or (H) terminate the employment of any executive officer other than for cause;

(xxi)    become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xxii)    change in any material respect the cash management practices, policies or procedures of the Company or any of its Subsidiaries with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, payment of accounts payable, purchases, prepayment of expenses or deferral of revenue, from the Company’s and its Subsidiaries’ practices, policies and procedures with respect thereto in the ordinary course of business consistent with past practice, including (i) taking (or omitting to take) any action that would have the effect of accelerating revenues, accelerating cash receipts or accelerating the collection of accounts receivable to pre-Closing periods that would otherwise be expected to take place or be incurred in post-Closing periods, or (ii) taking (or omitting to take) any action that would have the effect of delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(xxiii)    take any action or omit to take any action that is intended to or would reasonably be likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xxiv)    agree, authorize or commit to do any of the foregoing.

(b)    Parent covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)), except as otherwise expressly (A) required by this Agreement, (B) required by applicable Law or (C) set forth on Section 6.1(b) of the Parent Disclosure Letter, Parent will not, and will not permit its Subsidiaries to:

(i)    adopt or propose any change in Parent’s certificate of incorporation or bylaws in any manner that would prohibit the Merger or the consummation of the other transactions contemplated by this Agreement or would reasonably be expected to have a material and adverse impact on the value of the Parent Common Stock that disproportionately affects the holders of Company Common Stock;

(ii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary or for quarterly dividends on Parent Common Stock not in excess of 25% of Parent’s adjusted EBITDA as to any given quarter calculated in a manner consistent with Parent’s historical practices);

(iii)    to the extent such action would prevent, materially delay or materially impair the ability of Parent to consummate the Merger, make any repurchase or other acquisition of any outstanding shares of Parent Common Stock (other than repurchases or other acquisitions of Parent Common Stock in open market transactions at market prices or in connection with an accelerated share repurchase transaction or similar transaction on customary terms);

(iv)    split, combine, reduce or reclassify any of its issued or unissued shares of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of its capital stock in any manner that would reasonably be expected to have a material and adverse impact on the value of the Parent Common Stock;

(v)    take any action or omit to take any action that is intended to or would reasonably be likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(vi)    agree, authorize or commit to do any of the foregoing.

(c)    Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time. Prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of legal counsel, violate applicable Antitrust Laws. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any party hereto if such compliance would result in the violation of any rule, regulation or policy of any Governmental Antitrust Entity or applicable Law.

6.2.    Acquisition Proposals; Change of Recommendation.

(a)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as expressly permitted by this Section 6.2, the Company shall not, and none of its Subsidiaries nor any of the directors, officers and employees of it or its Subsidiaries shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (other than discussions solely to clarify such proposal or offer);

(ii)    engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions);

(iii)    provide any information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(iv)    otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)    Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote is obtained in response to an unsolicited, bona fide written Acquisition Proposal, the Company may:

(i)    provide information in response to a request therefor (including non-public information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Parent prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal to the extent such Acquisition Proposal is made directly to the Company); provided, however, that if the Person making such Acquisition Proposal is a competitor of the Company, the Company shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 6.2(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii)    participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its independent financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) such action is reasonably necessary in order for the directors to comply with their fiduciary duties under applicable Law.

(c)    The Company shall promptly (and, in any event, within 24 hours) give notice to Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(d)    Definitions. For purposes of this Agreement:

(i)    “Acquisition Proposal” means (A) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (B) any acquisition by any Person or group resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or any of its Subsidiaries, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include, without limitation, equity securities of Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(ii)    “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made after the date of this Agreement that would result in a Person or group becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company or more than 50% of the consolidated net revenues, net income or total assets (including, without limitation, equity securities of its Subsidiaries), of the Company that the Company Board has determined in good faith, after consultation with outside legal counsel and its independent financial advisor taking into account all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal and the likelihood of the proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction (A) more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement, (B) is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and (C) for which financing, if a cash transaction (in whole or in part) is fully committed (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 6.2(f) of this Agreement).

(e)    Except as permitted by Section 6.2(f) and Section 6.2(g), the Company Board, including any committee thereof agrees it shall not:

(i)    withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent;

(ii)    approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) providing for any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (i) and (ii), a “Change of Recommendation”); or

(iii)    cause or permit the Company to enter into an Alternative Acquisition Agreement.

(f)    Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained the Company Board may effect a Change of Recommendation in connection with an Acquisition Proposal made after the date of this Agreement that did not arise from or in connection with a material breach of the obligations set forth in this Section 6.2, if (i) an unsolicited, bona fide written offer is made to the Company and is not withdrawn and (ii) the Company Board determines in good faith, after consultation with outside counsel and its independent financial advisor, that (A) such offer constitutes a Superior Proposal and (B) such action is reasonably necessary in order for the directors to comply with their fiduciary duties under applicable Law; provided, however, that a Change of

Recommendation in response to a Superior Proposal may not be made unless and until the Company has given Parent written notice of such action four Business Days in advance, such notice to comply in form, substance and delivery with the provisions of Section 6.2(c) and Section 9.6 of this Agreement, setting forth in writing that management of the Company intends to recommend to the Company Board that it take such action. After giving such notice and prior to effecting such Change of Recommendation in connection with a Superior Proposal, the Company shall negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation in connection with a Superior Proposal. At the end of the four Business Day period, prior to taking action to effect a Change of Recommendation in response to a Superior Proposal, the Company shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and shall have determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing were to be given effect. Any modification to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(c) and this Section 6.2(f) except that the advance written notice obligation set forth in this Section 6.2(f) shall be reduced to three Business Days.

(g)    Nothing contained in this Section 6.2 shall prohibit the Company from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(f); it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation.

(h)    The Company shall, and shall cause its respective Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly deliver a written notice to each such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal and informing such Persons of the obligations undertaken in this Section 6.2, which notice shall also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries. The Company will promptly terminate all physical and electronic data access previously granted to such Persons.

(i)    During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the Company Board determines in good faith, after consultation with its outside legal counsel, that such action is reasonably necessary in order for directors to comply with their fiduciary duties under applicable Law.

6.3.    Joint Proxy/Prospectus Filing; Information Supplied.

(a)    Parent and the Company shall promptly prepare and file with the SEC the Joint Proxy/Prospectus, and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 (which Registration Statement shall include the joint proxy statement and prospectus (“Joint Proxy/Prospectus”) constituting a part thereof) (the “Registration Statement”) as promptly as practicable. Parent and the Company each shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and to promptly thereafter mail the Joint Proxy/Prospectus (including the Registration Statement) to the respective shareholders of each of the Company and Parent.

(b)    Each of the Company and Parent shall promptly notify the other of the receipt of all comments (whether written or oral) from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Joint Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it and/or any of its Representatives and the SEC with respect to the Registration Statement or Joint Proxy/Prospectus.

(c)    Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meetings of shareholders of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Joint Proxy/Prospectus and Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(d)    Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Joint Proxy/Prospectus, the Registration Statement and other documents related to the Company Shareholders Meeting or the Parent Stockholders Meeting, prior to filing such documents with the applicable Governmental Entity and mailing such documents to Parent and the Company’s shareholders. Each party will include in the Joint Proxy/Prospectus, the Registration Statement and such other documents related to the Company Shareholders Meeting or the Parent

Stockholders Meeting all comments reasonably and promptly proposed by the other party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Joint Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Joint Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

6.4.    Stockholders Meetings.

(a)    The Company will take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to convene the Company Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective to consider and vote upon the approval of this Agreement and to cause such vote to be taken, and shall not postpone, recess or adjourn such meeting except to the extent required by Law or, if as of the time for which the Company Shareholders Meeting is then scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to approve this Agreement or to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting. Parent will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene the Parent Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective to consider and vote upon the approval of the issuance of shares of Parent Common Stock in the Merger and the adoption of this Agreement and to cause such vote to be taken, and shall not postpone, recess or adjourn such meeting except to the extent required by Law or, if as of the time for which the Parent Stockholders Meeting is then scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to approve this Agreement or to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting. Subject to Section 6.2 of this Agreement the Company Board and the Parent Board shall recommend such adoption or approvals, as the case may be, and shall take all lawful action to solicit such adoption or approvals.

(b)    Notwithstanding anything in this Agreement to the contrary, in the event that after the date of this Agreement, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of Company Common Stock to obtain the Requisite Company Vote at the Company Shareholders Meeting or at any adjournment, recess or postponement thereof, unless this Agreement has been terminated in accordance with Section 8.1.

(c)    The Company and Parent shall cooperate to schedule and convene such shareholders meetings on the same date. The Company and Parent each agrees to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports).

(d)    Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the Company Shareholders Meeting or the Parent Stockholders Meeting, as applicable is scheduled, (A) the Company or Parent, as applicable, has not received proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the

Joint Proxy/Prospectus is required to be delivered, the Company may, or if Parent so requests shall, or Parent may, or if the Company so requests shall, postpone, recess or adjourn, or make one or more successive postponements, recesses or adjournments of, the Company Shareholders Meeting or the Parent Stockholders Meeting, as applicable as long as the date of the Company Shareholders Meeting or the Parent Stockholders Meeting, as applicable is not postponed or adjourned more than ten calendar days in connection with any one postponement, recess or adjournment or more than an aggregate of twenty calendar days in reliance on this Section 6.4(d) (but prior to the date that is five Business Days prior to the Outside Date).

6.5.    Cooperation; Efforts to Consummate.

(a)    Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by (i) each party filing no later than 10 Business Days after the date of this Agreement the notification and report form required under the HSR Act, and requesting early termination of the waiting period thereof with respect to the Merger and (ii) the Company causing to be filed no later than 10 Business Days after the date of this Agreement the Broker-Dealer Subsidiaries’ Continuing Membership Application with FINRA pursuant to FINRA’s NASD Rule 1017 in connection with the Merger and the other transactions contemplated hereby) and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity and/or any SRO in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including using their reasonable best efforts to agree to any requirements or remedies imposed by any applicable Governmental Entity. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Merger and the other transactions contemplated by this Agreement, other than filing, recordation or similar fees.

(b)    Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Joint Proxy/Prospectus). Neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Merger and the other transactions contemplated by this Agreement without the prior written consent of Parent (which, subject to this Section 6.5, may be withheld in Parent’s sole discretion). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable.

(c)    Without limiting the generality of the undertakings pursuant to this Section 6.5, but subject to the terms and conditions set forth in this Agreement, including Section 6.5(c)(i), each of the Company (in the case of clauses (i) below) and Parent (in the case of clauses (i) and (ii) below) agree to take or cause to be taken the following actions:

(i)    the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (such Laws, “Antitrust Laws”, and any such Governmental Entity, a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(ii)    the prompt use of its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Merger or the other transactions contemplated by this Agreement.

(d)    Notwithstanding anything to the contrary contained in this Agreement neither this Section 6.5 nor the “reasonable best efforts” standard shall require, or be construed to require Parent or the Company or any of their respective Subsidiaries or other Affiliates, in order to obtain any consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity and/or any SRO in order to consummate the Merger or any of the other transactions contemplated by this Agreement or otherwise, to agree to, and neither the Company nor any of its Subsidiaries or Affiliates shall agree to without Parent’s prior written consent, any conditions, remedies or requirements that, individually or in the aggregate, would reasonably be expected to materially and adversely limit or restrict the Company’s business as currently conducted or as currently contemplated to be conducted following the Merger (a “Burdensome Condition”); provided, however, that Parent can compel the Company to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the Effective Time.

6.6.    Status; Notifications. Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change, fact or condition that has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or of any failure of any condition to the other party’s obligations to effect the Merger.

6.7.    Information; Access and Reports.

(a)    Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by the other party, afford the other’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of such party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested.

(b)    The foregoing provisions of this Section 6.7 shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent, and in the reasonable judgment of such party’s outside legal counsel would (i) result in the disclosure of any Trade Secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if the Company or Parent, as applicable, shall have used reasonable best efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure (ii) result in a violation of applicable Laws, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of liability. In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 6.7 and withholds information on the basis of the foregoing clauses (i) through (iv), the Company or the Parent, as applicable, shall inform the other party as to the general nature of what is being withheld and the Company and Parent shall cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B)

implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. All requests for information made pursuant to this Section 6.7 shall be directed to the executive officer or other Person designated by the Company or Parent, as the case may be. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c)    To the extent that any of the information or material furnished pursuant to this Section 6.7 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)    No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.

6.8.    Stock Exchange and Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

6.9.    Publicity. The initial press release with respect to the Merger and the other transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other party, prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity and/or any SRO (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of NASDAQ, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or (iii) with respect to any of the matters contemplated by Section 6.2. Each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent.

6.10.    Employee Benefits.

(a)    Parent shall cause the Surviving Corporation to provide each Company Employee who continues to be employed by Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately following the Effective Time for so long as such employee is employed following the Effective Time (collectively, the “Continuing Employees”), for the periods specified in each of clauses (i) through (iii), with (i) during the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by the Company or any of its Subsidiaries to such Company Employee immediately prior to the Effective Time, (ii) incentive compensation opportunities that are (A) with respect to the calendar year in which the Effective Time occurs, no less favorable than the incentive compensation opportunities provided by the Company or any of its Subsidiaries to such Company Employee immediately prior to the Effective Time, and (B) with respect to the calendar year commencing immediately following the calendar year in which the Effective Time occurs, no less favorable than the incentive compensation opportunities provided by Parent to similarly situated employees of Parent or any of its Subsidiaries, and (iii) other compensation and employee benefits that are (A) for the calendar year in which the Effective Time occurs, pursuant to the terms of the Plans as in effect immediately prior to the Effective Time (except for any amendments thereto that are required by applicable law and other than if the Company 401(k) Plan is terminated, in which case, participation in the Parent 401(k) Plan shall be immediately available, as contemplated by Section 6.10(c)) and (B) for the calendar year commencing immediately following the calendar year in which the Effective Time occurs, no less favorable than the other compensation and employee benefits that are provided to similarly situated employees of Parent. In addition, Parent and the Company agree to take the actions set forth in Section 6.10(a) of the Company Disclosure Letter and the Company agrees to take the actions set forth in Item 13 of Section 6.1(a) of the Company Disclosure Letter.

(b)    From and after the Effective Time, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective Subsidiaries (each, a “Parent Benefit Plan”), Parent shall cause each Continuing Employee to receive service credit for service to the same extent such service credit was granted under a comparable Plan immediately prior to the Effective Time. Parent shall (i) waive all limitations as to preexisting conditions exclusions, actively at work requirements, waiting periods and insurability requirements with respect to participation and coverage requirements applicable to the Continuing Employees (and any dependents or beneficiaries thereof) under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under a corresponding welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time, and (ii) cause any co-payments, deductibles and other out-of-pocket expenses incurred by a Continuing Employee during the plan year that includes the Effective Time to be credited for purposes of satisfying all deductible, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Benefit Plan, as if such amounts had been paid in accordance with such plan.

(c)    Prior to the Effective Time, if requested by Parent in writing at least thirty (30) days prior to the Closing Date, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to (and subject to the occurrence of) the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review by Parent) not later than the five calendar days preceding the Effective Time. If Parent requests the Company to terminate the Company 401(k) Plan as described above, prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to (x) permit each Continuing Employee who was a participant in the Company 401(k) Plan to participate in the Parent 401(k) Plan effective as of the Effective Time, and (y) permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, shares of Parent Common Stock, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(d)    Any broad-based written communications to the employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are addressed in this Agreement or are related to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party, and the party seeking to distribute any such communication shall give reasonable and good faith consideration to any comments made by the other party that are timely provided.

(e)    Nothing contained in this Agreement is intended to (i) guarantee employment for any period of time for, or preclude the ability of Parent to terminate, any Continuing Employee for any reason, (ii) be treated as an amendment of any particular Plan or Parent Benefit Plan, or (iii) require Parent to continue any Plan or prevent the amendment, modification or termination thereof after the Effective Time. Without limiting Section 9.8, the provisions of this Section 6.10(d) are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.10(d) shall create such rights in any such Persons.

6.11.    Taxation. Neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

6.12.    Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the party incurring such expense.

6.13.    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, Parent agrees that it will indemnify and hold harmless, to the extent provided pursuant to the Company’s articles of incorporation as of the date of this Agreement, each present and former director, officer and employee of the Company or any of its Subsidiaries (collectively, in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such Persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. Parent shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such party believed to be in or not opposed to the best interests of the Company.

(b)    Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall as of the Effective Time obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case providing for coverage that serves to reimburse the present and former director, officers and employees of the Company with respect to events arising from facts or events which occurred before the Effective Time for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and Parent for any reason fail to obtain such “tail” insurance policies as of the Effective Time, Parent shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or Parent shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, Parent shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)    Any Indemnified Party wishing to claim indemnification under this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event any claim or claims are asserted or made within the Tail Period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

(d)    If Parent or any of its respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations set forth in this Section 6.13.

(e)    The provisions of this Section 6.13 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.13. The rights of the Indemnified Parties under this Section 6.13 are in addition to any rights such Indemnified Parties may have under the any applicable Contracts or Laws.

6.14.    Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, as the case may be, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.15.    Pre-Closing Dividends.

(a)    The Company Board may, prior to the Closing but not earlier than the 15th day prior to the anticipated Closing Date, declare and cause the Company to pay a cash dividend (the “Pre-Closing Dividend”) to the holders of Company Common Stock in an amount per share of Company Common Stock determined as follows (the “Per Share Pre-Closing Dividend”):

(i)    The Per Share Pre-Closing Dividend shall be equal to the sum of (x) the Base Pre-Closing Dividend Per Share Amount plus (y) the Additional Pre-Closing Dividend Per Share Amount, if any, in each case determined as follows:

(A)    If Dividend Funds are equal to or less than $33,500,000 plus any amounts necessary to pay any accrued Transaction Expenses, there shall be no Per Share Pre-Closing Dividend;

(B)    If Dividend Funds are in excess of $33,500,000 plus any amounts necessary to pay any accrued Transaction Expenses (such excess, “Available Funds”), then to the extent that Available Funds would result in a dividend per share on a Fully-Diluted Company Equity basis up to and including $8.50, a dividend equal to the quotient of Available Funds divided by Fully Diluted Company Equity (the “Base Pre-Closing Dividend Per Share Amount”);

(ii)    If Available Funds exceed the amount that would result in a dividend per share of Fully-Diluted Company Equity of $8.50 (such excess, the “Additional Available Funds”), then an additional amount determined as follows:

(A)    If Additional Available Funds are equal to or less than $5,000,000, there shall be no additional amount;

(B)    If Additional Available Funds are in excess of $5,000,000 (such excess, the “Excess Available Funds”), then an additional amount equal to the quotient of (i)(y) the product of Excess Available Funds and (z) 0.70 divided by (ii) Fully Diluted Company Equity (the “Additional Pre-Closing Dividend Per Share”). Solely for purposes of the foregoing, the value of any Financial Instruments Owned at Fair Value acquired after the date of this Agreement to the extent in the aggregate in excess of $5,000,000 shall be reduced by 50%.

(b)    As used in this Agreement, (i) “Dividend Funds” means the dollar value of all Cash and Cash Equivalents and Financial Instruments Owned at Fair Value of the Company as determined in accordance with GAAP consistently applied with the consolidated balance sheets included in the Company Reports as of immediately prior to the Effective Time; (ii) “Fully Diluted Company Equity” means the total number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, determined on a fully diluted, as-if-exercised basis and assuming the exercise and settlement of all Company Equity Awards outstanding as of immediately prior to the Effective Time, whether or not exercised, settled, eligible for settlement or vested; (iii) “Transaction Expenses” means (x) all unpaid fees and expenses incurred by or charged to the Company or any of its Subsidiaries through the Effective Time (including those that become due as a result of the Closing) in connection with this Agreement and the transactions contemplated by this Agreement, including legal fees and related expenses, investment banking and opinion fees and related expenses and accounting fees and related expenses, (y) any accrued but unpaid compensation expenses related to any products, services or transactions for which Cash and Cash Equivalents have been received prior to the Closing, and (z) an amount equal to the commencement bonus payable to the Company’s Chief Executive Officer pursuant to the employment agreement entered into between such officer and Parent as of the date of this Agreement; (iv) “Cash and Cash Equivalents” has the meaning so classified under the applicable line item of the Company’s consolidated balance sheets contained in the Company Reports; and (v) “Financial Instruments Owned at Fair Value” has the meaning so classified under the applicable line item of the Company’s consolidated balance sheets contained in the Company Reports.

(c)    Giving effect to the Pre-Closing Dividend, the Company shall have Dividend Funds as of immediately prior to the Effective Time not less than $33,500,000 plus any amounts necessary to pay any accrued Transaction Expenses (the “Minimum Cash Amount”).

(d)    The Company shall consult with Parent regarding the amount of the Pre-Closing Dividend prior to the declaration thereof by the Company Board. The Company’s Chief Financial Officer shall provide, five Business Days prior to the declaration of the dividend, a certificate certifying an estimated amount of (i) the Cash and Cash Equivalents, (ii) Financial Instruments Owned at Fair Value, (iii) the Pre-Closing Dividend and the calculation thereof, (iv) the Transaction Expenses and (v) the Fully Diluted Company Equity, in each case as of immediately prior to the Effective Time. Subject to applicable Law, Parent shall have the right to review, and shall have reasonable access to, all relevant work papers, schedules, memoranda and other documents prepared by the Company or its accountants in connection with the Pre-Closing Dividend, as well as to executive, finance and accounting personnel of the Company and any other information which Parent may reasonably request in connection with its review of such documents.

6.16.    Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board, (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of shares of Parent Common Stock (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.17.    Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or the members of the Company Board relating to the Merger and the other transactions contemplated by this Agreement, provided that the Company shall in any event control such defense and/or settlement and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.7, including regarding attorney-client privilege or other applicable legal privilege; provided, further, that the Company shall not settle any such litigation without the consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.18.    Change of Method. Parent may at any time change the method of effecting the Merger by altering the Merger such that the Merger is a merger of the Company with and into a direct or indirect wholly-owned limited liability company Subsidiary of Parent that is disregarded from Parent for U.S. federal income tax purposes instead of Parent with prior approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed), and the Company agrees to enter into such amendments in order to give effect to such restructuring; provided that no such change or amendment shall (and it shall be reasonable for the Company to withhold its consent to any change that would) (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement or the calculation of the Pre-Closing Dividend or (b)(i) cause the Closing to be prevented or materially delayed or (ii) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise adversely affect the tax treatment of holders of Company Common Stock.

ARTICLE VII

Conditions

7.1.    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)    Company Shareholder Approval. This Agreement shall have been duly approved by holders of shares of Company Common Stock constituting the Requisite Company Vote in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b)    Parent Stockholder Approval. This Agreement shall have been duly adopted and the issuance of shares of Parent Common Stock in accordance with this Agreement shall have been duly approved by the holders of shares of Parent Common Stock constituting the Requisite Parent Vote.

(c)    Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and FINRA shall have delivered to each Broker-Dealer Subsidiary written approval of such Broker-Dealer Subsidiary’s Continuing Membership Application pursuant to FINRA’s NASD Rule 1017 in connection with the Merger; provided, however, that if FINRA does not deem such Continuing Membership Applications eligible for “Fast-Track Review” and process the Continuing Membership Applications as such, this condition shall be satisfied with respect to approval by FINRA if either (i) the Broker-Dealer Subsidiaries shall have otherwise received the written approval of FINRA for the transactions contemplated by this Agreement pursuant to FINRA’s NASD Rule 1017 or (ii) (A) FINRA has not indicated to Parent or the Company (through the implementation of interim restrictions or otherwise) that Parent and the Company are not permitted to, or otherwise should not, consummate the Merger prior to receiving FINRA’s written approval, (B) 45 calendar days have elapsed after the filing of the Continuing Membership Applications, (C) Parent or the Company have thereafter notified FINRA that the parties hereto intend to consummate the Closing pursuant to FINRA’s NASD Rule 1017 without written approval from FINRA and (D) FINRA has not informed the parties within the 15 calendar days following the notification contemplated in (C) that it would impose any term, condition or consequence the acceptance of which would constitute a Burdensome Condition.

(d)    Laws or Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(e)    Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no proceedings for that purpose shall have been commenced or be threatened by the SEC unless subsequently withdrawn.

7.2.    Conditions to Obligations of Parent. The obligations of Parent to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) and Section 4.6(a) (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of Section 4.2(a) (Capital Structure), for any de minimis inaccuracies; (ii) each of the representations and warranties of the Company set forth in Section 4.3 (Corporate Authority; Approval and Fairness), Section 4.11 (Takeover Statutes) and Section 4.20 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iii) each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Governmental Consents. FINRA shall have delivered to each Broker-Dealer Subsidiary written approval of such Broker-Dealer Subsidiary’s Continuing Membership Application pursuant to FINRA’s NASD Rule 1017 in connection with the Merger; provided, however, that if FINRA does not deem such Continuing Membership Applications eligible for “Fast-Track Review” and process the Continuing Membership Applications as such, this condition shall be satisfied with respect to approval by FINRA if either (i) the Broker-Dealer Subsidiaries shall have otherwise received the written approval of FINRA for the transactions contemplated by this Agreement pursuant to FINRA’s NASD Rule 1017 or (ii) (A) FINRA has not indicated to Parent or the Company (through the implementation of interim restrictions or otherwise) that Parent and the Company are not permitted to, or otherwise should not, consummate the Merger prior to receiving FINRA’s written approval, (B) 45 calendar days have elapsed after the filing of the Continuing Membership Applications, (C) Parent or the Company have thereafter notified FINRA that the parties hereto intend to consummate the Closing pursuant to FINRA’s NASD Rule 1017 without written approval from FINRA and (D) FINRA has not informed the parties within the 15 calendar days following the notification contemplated in (C) that it would impose any term, condition or consequence the acceptance of which would constitute a Burdensome Condition.

(d)    Cash. The Company shall have the Minimum Cash Amount at the time of the Closing.

(e)    Company Closing Certificate. Parent shall have received at Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) are satisfied.

(f)    Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

7.3.    Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in Section 5.2(a)(Capital Structure of Parent) and Section 5.6(a) (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except in case of Section 5.2(a) (Capital Structure of Parent) for any de minimis inaccuracies; (ii) each of the representations and warranties of Parent set forth in Section 5.3 (Corporate Authority), 5.10 (Takeover Statutes) and Section 5.11 (Brokers and

Finders) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iii) the other representations and warranties of Parent set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)    Parent Closing Certificate. The Company shall have received at Closing a certificate signed on behalf of Parent by the Chief Executive Officer of Parent certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

(d)    Tax Opinion. The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

Termination

8.1.    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company or Parent, as the case may be:

(a)    by mutual written consent of the Company and Parent;

(b)    by either Parent or the Company, if the Merger shall not have been consummated by 5:00 p.m., Eastern Time on September 30, 2017 (the “Outside Date”);

(c)    by either Parent or the Company, if (i) the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment, recess or postponement thereof in accordance with this Agreement at which a vote on the adoption of this Agreement was taken or (ii) if the Requisite Parent Vote shall not have been obtained at the Parent Stockholders Meeting or at any adjournment, recess or postponement thereof in accordance with this Agreement at which a vote with respect to such approval was taken;

(d)    by either Parent or the Company, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable;

(e)    by either Parent or the Company, if there has been a breach by the Company, on the one hand, or Parent, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Company, on the one hand, or Parent, on the other hand, shall have become untrue, in either case such that the conditions in Section 7.2(a) or Section 7.2(b), in the case of a breach by the Company, or Section 7.3(a) or Section 7.3(b), in the case of a breach by Parent, would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty calendar days after the giving of notice thereof by the non-breaching party to the breaching party or (ii) three Business Days prior to the Outside Date);

(f)    by Parent, prior to the time the Requisite Company Vote is obtained, if the Company Board shall have:

(A)    materially breached Section 6.2 (other than Section 6.2(c)),

(B)    failed to include the Company Recommendation in the Joint Proxy/Prospectus,

(C)    made a Change of Recommendation, or

(D)    failed to recommend, within ten Business Days after the commencement of a tender or exchange offer for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its shareholders.

8.2.    Effect of Termination and Abandonment.

(a)    Except to the extent provided in Section 8.2(b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary in this Agreement, (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and material breach of this Agreement and (ii) the provisions set forth in this Section 8.2 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b)    In the event that this Agreement is terminated:

(i)    by either the Company or Parent pursuant to Section 8.1(b) or Section 8.1(c)(i), and, in each case,

(A)    a bona fide Acquisition Proposal shall have been made to the Company and its stockholders generally (whether or not conditional) or any Person shall have publicly announced an intention to make an Acquisition Proposal (whether or not conditional) with respect to the Company (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn on a bona fide basis without qualification (1) at least ten Business Days prior to the date of termination, with respect to any termination pursuant to Section 8.1(b), or (2) at least five Business Days prior to the date of the Company Shareholders Meeting, with respect to termination pursuant to pursuant to Section 8.1(c)(i)), and

(B)    within twelve months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal, which Acquisition Proposal is subsequently consummated (even if such consummation occurs after such twelve month period) or (2) there shall have been consummated an Acquisition Proposal with respect to the Company (where, for purposes of clause (A) of the definition of Acquisition Proposal, the shareholders of the Company immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity of such transaction and with “50%” being substituted in lieu of “15%” in each instance thereof in clause (B) the definition of “Acquisition Proposal” for this purpose); provided that for purposes of this Agreement, an Acquisition Proposal with respect to the Company shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve months of a termination pursuant to Section 8.1(b) or Section 8.1(c)(i), the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates, then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2), or

(ii)    by Parent pursuant to Section 8.1(f)

then promptly, but in no event later than one Business Day after the date of termination pursuant to 8.1(f) or the occurrence of either of the events described in the foregoing clauses (b)(i)(B)(1) or (b)(i)(B)(2), the Company shall pay a termination fee of $5,000,000 (the “Termination Fee”), to Parent by wire transfer of immediately available cash funds. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)    The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the fees or expenses set forth in this Section 8.2 or any portion of thereof, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate as published in The Wall Street Journal (Northeast edition) in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d)    Except as provided in Section 8.2(a), the parties acknowledge that the payment of the Termination Fee pursuant to this Section 8.2(b) is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate Parent in the circumstances upon which the Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the transactions contemplated by this Agreement which would otherwise be impossible to calculate with precision, and, from and after such payment of the Termination Fee, the Company shall have no further liability or obligations of any kind in connection with this Agreement.

ARTICLE IX

Miscellaneous and General

9.1.    Survival. This Article IX and the agreements of the Company and Parent contained in Article II, Article III, Section 6.10 (Employee Benefits), Section 6.11 (Taxation), Section 6.12 (Expenses) and Section 6.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX, the agreements of the Company and Parent contained in Section 6.12 (Expenses), Section 8.2 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2.    Amendment; Waiver. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Parent and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. The conditions to each of the respective parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.3.    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

9.4.    Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION, EXCEPT THAT (I) THE INTERNAL AFFAIRS OF THE COMPANY, INCLUDING FIDUCIARY DUTIES OF THE DIRECTORS AND OFFICERS OF THE COMPANY, AND (II) ALL OTHER PROVISIONS OF, OR TRANSACTIONS CONTEMPLATED BY, THIS AGREEMENT THAT ARE EXPRESSLY OR OTHERWISE REQUIRED TO BE GOVERNED BY VSCA SHALL BE GOVERNED BY THE LAWS OF THE COMMONWEALTH OF VIRGINIA.

(b)    Each of the parties to this Agreement agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware (the “Chosen Courts”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party to this Agreement and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).

9.5.    Specific Performance. Each of the parties to this Agreement acknowledges and agrees that the rights of each party to consummate the Merger and the other transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in accordance with Section 9.4 without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.

9.6.    Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by a nationally recognized overnight courier service upon the party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested, or (d) sent by facsimile or email, provided that the transmission of the facsimile or email is promptly confirmed by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein:

If to Parent:

B. Riley Financial, Inc.

21860 Burbank Boulevard, Suite 300 South

Woodland Hills, California 91367

Facsimile: (818) 746-9170

Email: aforman@brileyfin.com

Attn: Alan N. Forman

With a copy to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

Telephone: (310) 712-6600

Facsimile: (310) 712-8890

Email: brownp@sullcrom.com

Attn: Patrick S. Brown, Esq.

If to the Company:

FBR & Co.

1300 North Seventeenth Street

Arlington, Virginia 22209

Telephone:

Facsimile:

Email:

Attn:

With a copy to:

Wachtell, Lipton, Rosen and Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Facsimile: (212) 403-2381

Email: ngdemmo@wlrk.com and dshapiro@wlrk.com

Attn: Nicholas G. Demmo, Esq. and David Shapiro, Esq.

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving party (a) upon actual receipt, if delivered personally, (b) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, (c) three Business Days after deposit in the mail, if sent by registered or certified mail, or (d) upon confirmation of successful transmission if sent by facsimile or email followed up within one Business Day by dispatch pursuant to one of the other methods described herein. Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6.

9.7.    Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated September 29, 2016 between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes all prior agreements, understandings and representations and warranties, whether oral or written, with respect to such matters.

9.8.    Third Party Beneficiaries. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth in this Agreement, except for the rights of third party beneficiaries as are provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), which shall not arise until after the Effective Time. The representations and warranties in this Agreement are the product of negotiations among the parties to this Agreement. Any inaccuracies in such representations and warranties are subject to waiver by the parties to this Agreement in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties to this Agreement of risks associated with particular matters regardless of the Knowledge of any of the parties to this Agreement. Consequently, Persons other than the parties to this Agreement may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9.    Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action. Any obligation of one party to another party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

9.10.    Definitions. Each of the terms set forth in Annex A shall have the meaning set forth opposite such term.

9.11.    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12.    Interpretation; Construction.

(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedules, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)    If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Currency amounts referenced herein are in U.S. Dollars.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(f)    The Company Disclosure Letter or the Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V or to one or more covenants contained in Article VI. Inclusion of any items or information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Company Material Adverse Effect or Parent Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

9.13.    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other parties, except that Parent may assign any and all of its rights under this Agreement, by written notice to the Company, to a wholly owned direct or indirect Subsidiary to be a Constituent Corporation, in which event all references to Parent in this Agreement shall be deemed references to such other Subsidiary, except that all representations and warranties made in this Agreement with respect to Parent as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not prevent or materially impair or impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impair or impede the rights of the stockholders of the Company under this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

FBR & CO.

By	/s/ Richard J. Hendrix
Name: Richard J. Hendrix
Title: Chief Executive Officer

B. RILEY FINANCIAL, INC.

By	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

ANNEX A

DEFINED TERMS

Terms	Section

Acquisition Proposal	6.2(d)(i)
Additional Funds	6.15(a)
Additional Pre-Closing Dividend Per Share	6.15(a)
Affiliate	4.5(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(ii)
Antitrust Laws	6.5(c)(i)
Applicable Date	4.5(a)
Articles of Merger	1.3
Available Funds	6.15(a)
Bankruptcy and Equity Exception	4.3(a)
Base Pre-Closing Dividend Per Share Amount	6.15(a)
Book-Entry Share	2.2
Broker-Dealer Subsidiaries	4.18(a)
Burdensome Condition	6.5(d)
Business Day	1.2
Bylaws	1.5
Cash and Cash Equivalents	6.15(b)
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	6.2(e)(ii)
Charter	1.4
Chosen Courts	9.4(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.10(c)
Company Board	Recitals
Company Common Stock	Recitals
Company Compensation Committee	2.4(d)
Company Disclosure Letter	Article IV
Company Employee	4.8(a)
Company Equity Awards	2.4(f)
Company Intellectual Property Contract	4.14(e)
Company Material Adverse Effect	4.1(b)(ii)
Company Material Contract	4.16(a)(xv)

Company Option	2.4(a)
Company Option Spread	2.4(a)
Company PSU	2.4(d)
Company Recommendation	4.3(b)
Company Reports	4.5(a)
Company Restricted Share	2.4(b)
Company RSU	2.4(c)
Company Shareholders Meeting	4.3(a)
Company Voting Agreement	Recitals
Confidentiality Agreement	9.7
Continuing Employees	6.10(a)
Continuing Membership Application	4.4(a)
Contract	4.4(b)
D&O Insurance	6.13(b)
DGCL	Recitals
Dividend Funds	6.15(b)
DTC	3.2(a)
Effective Time	1.3
Eligible Shares	2.1(a)
Encumbrance	4.2(a)
Environmental Law	4.12(b)(i)
ERISA	4.8(a)
ERISA Affiliate	4.8(d)
Excess Available Funds	6.15(a)
Exchange Act	4.4(a)
Exchange Agent	3.1
Exchange Fund	3.1
Exchange Ratio	2.1(a)
Excluded Shares	2.1(b)
Final Company Pre-Dividend Price	2.4(a)
Financial Instruments Owned at Fair Value	6.15(b)
FINRA	4.18(a)
Form BD	4.18(g)
Fully Diluted Company Equity	6.15(b)
GAAP	4.1(b)(ii)(D)
Governmental Antitrust Entity	6.5(c)(i)
Governmental Entity	4.4(a)
Hazardous Substance	4.12(b)(ii)
HSR Act	4.2(e)
Indebtedness	4.21(b)
Indemnified Parties	6.13(a)
Insurance Policies	4.15

Intellectual Property Rights	4.14(g)
Investor Option	2.4(e)
IRS	4.8(c)
Joint Proxy/Prospectus	6.3(a)
Knowledge	4.7(b)
Laws	4.10(a)
Letter of Transmittal	3.2(a)
Licenses	4.10(c)
Merger	Recitals
Merger Consideration	2.1(a)
Minimum Cash Amount	6.15(c)
Multiemployer Plan	4.8(d)
NASDAQ	2.4(a)
Order	7.1(d)
Outside Date	8.1(b)
Parent	Preamble
Parent 401(k) Plan	6.10(c)
Parent Benefit Plan	6.10(b)
Parent Board	Recitals
Parent Broker-Dealer Subsidiary	5.9(a)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	5.1(b)(i)
Parent Option	2.4(e)
Parent Reports	5.5(a)
Parent Restricted Share	2.4(b)
Parent Share VWAP	2.4(a)
Parent Stock-Based RSU	2.4(c)
Parent Stockholders Meeting	5.3(a)
Parent Voting Agreement	Recitals
Per Share Pre-Closing Dividend	6.15(a)
Person	3.6
Plan	4.8(a)
Pre-Closing Dividend	6.15(a)
Pre-Closing Dividend Adjustment Ratio	2.4(e)
Pre-Closing Dividend Right	2.4(b)
Registration Statement	6.3(a)
Regulatory Agreement	4.18(c)
Representatives	6.2(a)
Requisite Company Vote	4.3(a)
Requisite Parent Vote	5.3(a)
Sarbanes-Oxley Act	4.5(a)

SEC	4.5(a)
Securities Act	4.4(a)
Share Issuance	Recitals
SRO	4.18(a)
Stock Plan	4.2(a)
Subsidiary	4.1(b)(i)
Superior Proposal	6.2(d)(ii)
Surviving Corporation	1.1
Tail Period	6.13(b)
Takeover Statute	4.11
Tax	4.13(l)
Tax Return	4.13(l)
Taxes	4.13(l)
Termination Fee	8.2(b)(ii)
Trade Secrets	4.14(g)
Trading Day	2.4(a)
Transaction Expenses	6.15(b)
Voting Agreements	Recitals
VSCA	Recitals

A-4